JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATES

JOHN K. LANDAY

ANN COLVILLE MURPHY

September 21, 2007

VIA OVERNIGHT DELIVERY

Gregory Dundas, Esq.

Counsel

Mail Stop 4561

Financial Services Group

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Belvedere SoCal

Registration Statement on Form S-4

Filed March 20, 2007

File No. 333-141453

Dear Mr. Dundas:

This letter is written in response to your comment letter dated September 11, 2007, concerning the above captioned filing.

In addition to this response letter, Belvedere SoCal is also filing a third amendment to the S-4 that responds to your comments and our several discussions with your office and that of the Chief Accountant concerning various aspects of this filing. We continue to appreciate the Staff’s efforts in responding to the various issues that this filing has raised. Included with this letter please find two marked to show changes copies of the third amendment.

As requested, this letter is keyed to your comment letter and provides a detailed response to your comments.

General

1.	We have not reviewed and will not further review your filing for accounting and financial reporting issues until you have included the appropriate financial statements for First Heritage Bank in your filing.

Financial statements for First National Bank Holding Company, and First Heritage Bank, N.A., are included in the third amendment. These statements include:

(1) Business of First National Bank Holding Company Unaudited Statement of Net Assets to be Sold as of June 30, 2006 and 2007;

Gregory Dundas, Esq.

September 21, 2007

(2) Business of First National Bank Holding Company Unaudited Statements of Direct Revenues and Direct Operating Expenses for the six month periods ended June 30, 2006 and 2007;

(3) Audited carve out statements of net assets to be sold by First National Bank Holding Company as of December 31, 2006 and 2005, and the related statements of direct revenues and direct operating expenses for the year ended December 31, 2006 and from Inception (February 15, 2005) through December 31, 2005, and related notes thereto.

In addition, the pro forma financial statements for Belvedere SoCal have been updated to reflect the First National Bank Holding Company financial statements listed above. We believe the foregoing financial statements are responsive to the August 24, 2007, letter from Steven Jacobs, Associate Chief Accountant.

Questions and Answers About Voting, page iii

2.	With respect to your Q&A regarding dissenters’ rights, please revise to provide a cross-reference to the discussion on page 59.

We have provided the requested cross reference.

Information about the Business Plan for the Surviving Bank, page 3

3.	On page 4 you discuss your intention to open new branch offices in Southern California. Please disclose the status of these plans to the extent available, including the expected timing and cost.

We have added disclosure on page 4 and also on page 77 clarifying that there are no specific additional branches planned at this time.

Transaction Fee and Expenses to be Paid to Fund by SoCal, page 8

4.	Please disclose or provide us with your calculations to determine the amount of the fee of approximately $1 million. Furthermore, we note that in the second risk factor on page 22 you state that the transaction fee will be $1.4 million. Please revise these amounts as necessary.

As stated on page 8, the transaction fee to be paid to the Fund by SoCal is equal to 2% of the total transaction value. The aggregate transaction value is approximately $49.4 million, which, when multiplied by 2%, yields a fee of $988,000.

On page 22 in the bulleted list referenced in your comment, the transaction fee and the expense reimbursement amount were combined in the $1.4 million dollar amount stated. We have revised the bullet list on page 22 to break the transaction fee apart from the expense reimbursement and now include two separate bulleted items.

Gregory Dundas, Esq.

September 21, 2007

Risk Factors, page 22

5.	In the risk factor on page 30 that begins, “The types of loans in Professional Business Bank’s portfolio…”, please disclose any Alt-A or subprime loans in the bank’s portfolio and the current risks that attach to any such loans.

Professional Business Bank does not engage in subprime or Alt-A lending. A sentence to this effect has been added to the risk factor.

The Background of the Merger, page 37

6.	On page 39, please revise to clarify the nature of the changes made in the April 23, 2007 amendment to the merger agreement. Alternatively, tell us in your response letter regarding the nature of those changes.

The amendment dealt with the expense reimbursement to be paid to the Fund and the transaction fee to be paid to the Fund. We have added language on page 39 to this effect. Prior to the amendment, Professional Business Bank was obligated in the definitive merger agreement to make these payments to the Fund. Following the amendment, Belvedere SoCal became obligated to make these payments.

Per Share Cash Consideration and Exchange Ratio, page 49

7.	Please revise the table at the bottom of page 49, either in a footnote or in the narrative, to indicate whether the percentages take into account the $11.5 million in equity to be contributed to SoCal by the Fund.

We have revised the narrative lead in to the table on page 49, and narrative lead in to the corresponding table on page 11 of the Summary, to clarify that the percentages do take into account the $11.5 million in equity to be contributed to SoCal by the Fund.

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We believe the enclosures to this letter and the third amendment to the S-4 adequately address your comments. I would be happy to discuss further with you any of the revisions made to the S-4 or any other response we have given. We look forward to the completion of the Commission’s review of this amendment to the S-4.

Very truly yours,

/s/ Kenneth E. Moore

Kenneth E. Moore

of REITNER, STUART & MOORE

ken@reitnerandstuart.com

KEM:lw

encl.